UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 16, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

PRISA

QUARTERLY RESULTS

First quarter 2014

May 2014

FIRST QUARTER 2014 HIGHLIGHTS

Group results

The economic environment in Spain and Portugal continues improving....

- Economic environment improvement since 2013
- Improvement expected for 2014 & 2015 both in Spain and Portugal
- Minority consumption shows quarterly improvement from -9.9% in 1Q to 0.0% in 1Q 2014

... although advertising investment still shows fragile signs of recovery

- The advertising market in Spain fell by 10.1% in 2013, with an important quarterly improvement (from -16.8% in 1Q to -1.7% in 4Q). In 1Q 2014, the Spanish ad market fell by 1.3%
- In Spain, advertising Revenues fall by 5.9% in 1Q 2014 (-10.6% Press and -2.9% Radio)
- In Portugal, advertising Revenues grow by 3.1% in 1Q 2014

Prisa maintains the leading position in all media in which it is present

- **Press:** #1 in generalist press in Spain with 31% share
- **Radio:** #1 in generalist and music radio in Spain, in Colombia and Chile
- **Education:** #1 in Spain, Brazil, Mexico, Argentina, Chile, Colombia; #3 in Portugal
- **FTA Portugal:** #1 in 24 hours and prime time
- **Pay TV Spain:** #1 in 2013 and 1Q 2014 in number of subscribers

Latam activities show solid growth in local currency but negative FX impact

- Solid growth in local currency in Education (+2.1%) and Radio (+7.6% excluding the impact of the change in consolidation perimeter)
- Negative impact from FX evolution of 40 million Euros in 1Q 2014 at Revenues and 16 million at EBITDA
- 30.3% of Group Revenues from this area (34.4% at constant currency)

The Group continues its progress on the digital development

- Digital advertising grows by 6.9%
- In the press division, digital advertising represents 29% of advertising revenues
- Average unique browsers to the Group's web sites grows by +16.6%, reaching more than 90 million
- Digital education systems continue their development in Brazil, Mexico and Colombia, increasing the number of schools and pupils reached

Opex and capex control continues

- Fall in all operating expenses except football rights
- Adjusted personnel expenses fall by 11 million Euros (-8.3%)
- In 1Q new collective agreements have been signed in several Group areas
- Capex reduced to a minimum to cannel resources to growth areas, namely Santillana

The Group continues with its focus on the execution of the debt reduction plan

- The Group has signed a sale agreement for it trade publishing division (Ediciones Generales)
- In April 2014, the Group has sold 3.69% of Mediaset Spain. Funds will be destined to the purchase of debt in the secondary market
- The Group has accepted the offer received from Telefónica for the purchase of PRISA's 56% stake in Canal+
- Group net debt stands at 3.341 million Euros as of 31st March 2014

Results by business division

Education

- **In 1Q the campaigns in the Southern area take place:** Brazil, Colombia, Costa Rica, Northern Central America, Uruguay, Chile, Bolivia, Argentina, Paraguay, Peru & Ecuador
- **Latam & USA revenues in local currency grow by +2.1%**: Brazil (-0.5%), Chile (+14.5%), Argentina (+14.4%), Mexico (+11.1%). Currency negatively impacts Santillana revenues in 34.8 million Euros.
- **In Spain** the education campaign takes place in 2Q & 3Q and we are currently working in the implementation of the "new education law"
- **Digital education systems (UNO) continue their development in** Brazil, Mexico & Colombia
- **EBITDA falls by -2.6% in local currency** (-26.3% in Euros)

Radio

- **Advertising in Spain falls by -2.9%.**
- **Advertising in Latam grows in local currency in all countries**. Reported results are impacted by:
  - **FX** has a negative impact in radio Revenues of 4,5 million Euros
  - **Change in consolidation of Mexico & Costa Rica**, which are integrated through equity on the back of an international accounting law change, adopted by the EU and which impacts since January 2014.

  Excluding this impact, advertising revenues in Radio Latam would have grown by 10.4%.
- **Adjusted EBITDA** in Radio reached 5.62 million Euros (+64.2%) in 1Q 2014.

Press

- **Printed advertising revenues** fall by -17.7%
- **Digital advertising revenues** grow by +13.6% and already represent 29% of the division's ad revenues. We highlight the strength of AS where digital advertising revenues already represent over 50% of the total.
- **Circulation revenues** fall by -15.6%
- **Strong growth in other Revenues**, mainly promotions
- **Adjusted EBITDA in press** reaches 2.8 million Euros (-13.7% compared to 1Q 2013)

Media Capital

- **Advertising Revenues** increase by +5.3% in 1T 2014
- **Operating expenses** fall by -4.4% in the period
- **Adjusted EBITDA** reaches 5.64 million Euros and grows by +42.5 % on the back of the stability of Revenues and a strong effort in cost control

Canal+

- Revenues reach in 1Q 2014 292.58 million Euros (-2.7%)
- **Net adds in satellite subs** increase in 1Q by 10,975
- **Canal+ maintains its leadership in the market with a share of 43.2%**
- **Satellite ARPU** stands at 43.5 Euros on average in 1Q (43.1 Euros in 1Q 2013)
- **Adjusted EBITDA** reaches 0.62 million Euros versus 15.98 million euros in 1Q2013

Consolidated P&L

The comparison of the results of the first quarter of 2014 and 2013 is affected by extraordinary items recorded under both revenues, expenses, amortizations & provisions. To conduct a homogeneous comparison, we are presenting a profit and loss account adjusting these extraordinary items:

	JANUARY - MARCH		
€ Million	2014	2013	Chg.%
Operating Revenues	627,96	678,75	(7,5)
EBITDA	39,17	78,41	(50,0)
EBITDA Margin	*6,2%*	*11,6%*	
EBIT	(10,51)	22,67	(146,3)
EBIT Margin	*-1,7%*	*3,3%*	
Net financial result	(47,88)	(39,03)	(22,7)
Interest on debt	(34,54)	(25,05)	(37,9)
Other financial results	(13,34)	(13,99)	4,6
Result from associates	(3,65)	1,88	-
Profit before tax	(62,04)	(14,48)	-
Income tax expense	10,22	4,36	134,4
Results from discontinued activities	(0,07)	(0,04)	(65,0)
Minority interest	4,32	(1,87)	-
Net profit	(47,57)	(12,03)	-
Adjusted Operating Revenues	630,90	678,15	(7,0)
Adjusted EBITDA	58,54	82,88	(29,4)
Adjusted EBITDA Margin	*9,3%*	*12,2%*	
Adjusted EBIT	8,59	27,14	(68,4)
Adjusted EBIT Margin	*1,4%*	*4,0%*	

Adjusted results excluding Canal+	2014	2013	Chg.%
Revenues excluding Canal+	338,92	378,13	(10,4)
EBITDA excluding Canal+	57,92	66,90	(13,4)
Adjusted EBITDA Margin	*17,1%*	*17,7%*	
EBIT excluding Canal+	28,46	35,24	(19,2)
Adjusted EBIT Margin	*8,4%*	*9,3%*	

Results at constant currency	2014	2013	Chg.%
Operating revenues exCanal+ at cosntant currency	378,53	378,13	0,1
EBITDA exCanal+ at constant currency	73,50	66,90	9,9
Adjusted EBITDA Margin	*19,4%*	*17,7%*	
EBIT ex Canal+ at constant currency	40,54	35,24	15,0
Adjusted EBIT Margin	*10,7%*	*9,3%*	

PRISA reaches in the first quarter of 2014 an adjusted EBITDA of 58.5 million Euros

Excluding the impact of Canal+ and the evolution of Exchange rates:

- **Revenues would have remained flat (+0.1%)**
- **Adjusted EBITDA grows by +9.9% reaching 73.50 million Euros**
- **EBITDA margin grows from 17.7% to 19.4%**
- **EBIT margin grows from 9.3% to 10.7%**

Index

1_ Market environment

a_ Economic environment in Spain and Portugal

Despite the difficult economic environment that Spain and Portugal are going through since the beginning of the crisis in 2007, since 2013 a quarterly change in trend is taking place, which is expected to continue throughout the rest of 2014 and 2015.

- Spanish GDP grew by +1.2% in 2013, although quarterly GDP went from a -2% decrease in the 1Q to a fall of just -0.2% in the 4Q (according to INE, Spanish Statistic Institute). In the first quarter of 2014, according to the Bank of Spain, GDP grows by +0.4% (strongest growth in the past 6 years).
- As for **Portugal**, in 2013 GDP fell by -1.4% and the same change in trend took place although with much higher volatility. Quarterly GDP went from a fall of -4% in the 1Q to a growth of +1.7% in 4Q (according to Bank of Portugal).

GDP growth in Spain & Portugal (%)


3,3
0,0
-2,9
-3,8
1,9
-0,1
0,1
-1,3
-1,7
-3,2
-1,2
-1,4
1,2
0,9
1,4
1,0
2008
2009
2010
2011
2012
2013
2014E
2015E
Spain
Portugal

Source: INE (Spanish statistic institute), IMF, Bank of Portugal

Quarterly GDP growth in Spain & Portugal (%)


Spain
-1,7
-2,1
-2
-1,6
-1,1
-0,2
0,4
3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14
Portugal
-3,6
-3,8
-4,1
-2,0
-1,0
1,7
3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

Source: INE (Spanish statistic institute), Bank of Portugal

The improvement observed in the economic environment has had its reflection in private consumption. Private consumption in Spain went from a fall of -7.4% in 2012 to a fall of just -4% in 2013 (according to INE), in the sixth consecutive year of declines.

Annual growth of private consumption in Spain (%)


-5,9
-5,5
-1,7
-5,6
-7,4
-4
0,1
0,7
2008
2009
2010
2011
2012
2013E
2014E
2015E

Source: INE (Spanish statistic institute)

In terms of quarterly evolution, private consumption has also shown an important change in trend since 2013 when it went from a fall of -9.9% in 1Q to a growth of +0.5% in 4Q. During the first quarter of 2014, private consumption has remained flat according to INE.

Quarterly growth of private consumption in Spain (%)


-3,2
-5,0
-6,4
-8,3
-8,6
-6,4
-4,2
-3,4
-0,6
-1,0
-2,2
-2,8
-5,7
-5,2
-5,1
-7,0
-3,4
-6,9
-8,0
-9,5
-9,9
-4,7
-1,4
0,5
0,0
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14

Source: INE (Spanish statistic institute)

For 2014 an improvement in the economic environment is expected for both Spain and Portugal. We expect GDP growth of +0.9% and +1.2% according to IMF. For 2015 we expect growth of +1.0% and +1.5% respectively. As for private consumption, +0.1% in 2014 & +0.7% in 2015 are expected.

b_ Advertising market evolution

The Group's divisions are directly exposed to the Spanish advertising market through Radio, Press and Digital, as well as Pay TV, though less so. In addition the Group is also exposed to the Portuguese advertising market through its FTA TV (TVI) and Radio businesses.

During 2013, advertising investment showed a change in trend, in line with that of the economic environment. According to public sources (i2p) **advertising investment in Spain fell by -10.1% in 2013** compared to a fall of -18% in 2012.

Annual growth of advertising investment in Spain (%)


8,8
6,2
5,4
-11,4
-21,9
2,3
-7,0
-18,0
-10,1
1,7
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014E

Source: i2p (March 2013)

The behaviour of the market in the **third and fourth quarter standalone showed an important improvement.** Advertising investment in Spain went from a fall of -16.8% in the first quarter to a fall of just -1.7% in the fourth. In the 1Q of 2014, advertising investment in Spain shows a fall of -1.3% (according to the March report of i2p)

Quarterly growth of advertising investment in Spain (%)


-0,6
-9,0
-8,4
-9,2
-15,1
-16,2
-16,9
-23,1
-16,8
-13,0
-3,0
-1,7
-1,3
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

Source: i2p (March 2013)

Expectations for the rest of 2014 are of a further improvement with an expected growth (according to i2p) of +1.7%, with a positive performance of all sectors except press, where the falls are expected to slow down compared to 2013.

Advertising investment in Spain – growth per sector (%)


Internet
4,8
-2,5
Television
4
-7,5
Cinema
20,7
-10,3
Outdoor
2,2
-11,5
Radio
1
-10,6
Press
-2,6
-14,8
Magazines
-7,3
-18,7
Sunday paper
-8,1
-23,8
2014E
2013

Source: i2p (March 2013)

c_ Economic environment in Latin America

The economic growth of Latam countries where PRISA has exposure have continued to show strength during 2013. This growth is expected to continue during the rest of 2014, 2015 and 2016 according to IMF estimates (from April 2014).

Latam GDP growth (%)


8%
6%
4%
2%
0%
-2%
-4%
-6%
2007
2008
2009
2010
2011
2012
2013
2014E
2015E
2016E
Brazil
Mexico
Colombia
Chile

Source: IMF (April 2014)

Despite the strength of the economic environment, the Group's results from Latin America have been negatively impacted by the **weakness of the Exchange rate** in the region. This negative impact reached 39.62 million Euros at revenue level and 15.59 million Euros at EBITDA in the first quarter of the year. As a result, reported adjusted revenues from Latin America fall by -14.4% compared to +3.1% at constant currency, and adjusted EBITDA falls by -19.7% compared to -1.9% at constant currency (excluding the impact from the change in consolidation perimeter in 2014).

Exchange rate vs the Euro 2013 - 2014


120
115
110
105
100
95
90
01-01-13
01-03-13
01-05-13
01-07-13
01-09-13
01-11-13
01-01-14
01-03-14
Brazil
Mexico
Colombia
Chile

	Brazil	Mexico	Colombia	Chile
Q1 2013	1,51	9,58	1.358,01	357,95
Q2 2013	1,58	9,55	1.425,55	371,18
Q3 2013	1,73	9,75	1.440,29	382,70
Q4 2013	1,67	9,57	1.405,41	379,55
Q1 2014	1,72	9,66	1.463,12	402,54
1Q14 / 1Q13	14,0%	0,8%	7,7%	12,5%

Source: Bloomberg

2_ Main operating indicators

a_ Group operating results

€ Million	JANUARY - MARCH 2014	2013	Chg.%
Operating Revenues	**627,96**	**678,75**	**(7,5)**
Spain	398,36	413,45	(3,6)
Portugal	39,38	38,44	2,4
Latam	190,22	226,86	(16,2)
Operationg expenses	**588,79**	**600,34**	**(1,9)**
Spain	431,61	424,06	1,8
Portugal	34,12	36,43	(6,3)
Latam	123,05	139,85	(12,0)
EBITDA	**39,17**	**78,41**	**(50,0)**
EBITDA Margin	*6,2%*	*11,6%*	
Spain	-33,25	-10,62	-
Portugal	5,26	2,02	161,0
Latam	67,17	87,01	(22,8)
EBIT	**-10,51**	**22,67**	**(146,3)**
EBIT Margin	*-1,7%*	*3,3%*	
Spain	-64,46	-47,37	(36,1)
Portugal	3,09	-0,41	-
Latam	50,86	70,45	(27,8)
Adjusted Operating Revenues*	**630,90**	**678,15**	**(7,0)**
Adjusted EBITDA*	**58,54**	**82,88**	**(29,4)**
Adjusted EBITDA Margin	*9,3%*	*12,2%*	
Adjusted EBIT*	**8,59**	**27,14**	**(68,4)**
Adjusted EBIT Margin	*1,4%*	*4,0%*	

Data adjusted for extraordinary items explained below

b_ Extraordinary impact and changes in consolidation perimeter

We show below the main extraordinary impacts:

Extraordinary elements € Million	JANUARY - MARCH 2014	2013
One-offs in operating revenues	**(2,94)**	**0,60**
Advertising sponsorship adjustment	1,05	0,60
Consolidation perimeter adjustment	(3,99)	0,00
One-offs in operating expenses	**16,43**	**5,07**
Redundancies	11,94	4,47
Advertising sponsorship adjustment	1,05	0,60
Consolidation perimeter adjustment	(2,57)	0,00
Other (Non recurrent)	6,00	0,00
One-offs in amortization & provisions	**(0,3)**	**0,00**
Consolidation perimeter adjustment	(0,27)	0,00

a) Redundancies: The extraordinary expenses from redundancies reaches 11.94 million Euros in the first quarter of 2014, compared to the 4.47 million of the same period in 2013.

b) Advertising sponsorships: Revenues and expenses from the sponsorship of certain events which are considered extraordinary, though they have no impact at EBITDA level.

c) In 2014 certain **changes in the consolidation perimeter have taken place:** Mexico and Costa Rica are integrated through equity consolidation instead of proportional consolidation.

c_ Operating results excluding Canal+

Results excluding Canal+	JANUARY - MARCH		
€ Million	2014	2013	Chg.%
Revenues excluding Canal+	**335,38**	**378,13**	**(11,3)**
Spain	105,78	112,83	(6,3)
Portugal	39,38	38,44	2,4
Latam	190,22	226,86	(16,2)
EBITDA excluding Canal+	**37,86**	**62,95**	**(39,9)**
Adjusted EBITDA Margin	*11,3%*	*16,6%*	
Spain	(34,56)	(26,07)	(32,6)
Portugal	5,26	2,02	161,0
Latam	67,17	87,01	(22,8)
EBIT excluding Canal+	**8,68**	**31,29**	**(72,3)**
Adjusted EBIT Margin	*2,6%*	*8,3%*	
Spain	(45,27)	(38,75)	(16,8)
Portugal	3,09	(0,41)	-
Latam	50,86	70,45	(27,8)

d_ Impact of foreign exchange

As previously explained, the exchange rate has had a negative impact in the Group's operating results. The exchange rate impact has been of 39.62 million Euros at revenue level, 15.59 million at EBITDA level and 12.08 million at EBIT level.

We show in the following table the evolution of Revenues, EBITDA and EBIT at constant currency, with reported results, adjusted results and results excluding Canal+.

- Operating revenues would have fallen by close to -1.6% instead of -7.5%,
- Adjusted EBITDA by -10.6% instead of by -29.4% in Euros.
- If we also exclude the impact of Canal+, Revenues would have remained flat (+0.1%) and EBITDA would have grown by +9.9%.

Results at constant currency	JANUARY - MARCH		
€ Million	2014	2013	Chg.%
Operating revenues at cosntant currency	**667,57**	**678,75**	**(1,6)**
Latam	229,83	226,86	1,3
EBITDA at constant currency	**54,76**	**78,41**	**(30,2)**
EBITDA Margin	*8,2%*	*11,6%*	
Latam	82,75	87,01	(4,9)
EBIT at constant currency	**1,57**	**22,67**	**(93,1)**
EBIT Margin	*0,2%*	*3,3%*	
Latam	62,94	70,45	(10,7)
Adjusted operating revenues at constant currency	**670,51**	**678,15**	**(1,1)**
Adjusted EBITDA at constant currency	**74,12**	**82,88**	**(10,6)**
Adjusted EBITDA Margin	*11,1%*	*12,2%*	
Adjusted EBIT at constant currency	**20,67**	**27,14**	**(23,9)**
Adjusted EBIT Margin	*3,1%*	*4,0%*	
Adjusted revenues exCanal+ at cosntant currency	**378,53**	**378,13**	**0,1**
Adjusted EBITDA ex Canal+ at constant currency	**73,50**	**66,90**	**9,9**
EBITDA Margin	*19,4%*	*17,7%*	
Adjusted EBIT exCanal+ at constant currency	**40,54**	**35,24**	**15,0**
EBIT Margin	*10,7%*	*9,3%*	

3_ Education business

EDUCATION- PUBLISHING	JANUARY - MARCH		
	2014	2013	% Chg.
Revenues	170,93	200,35	(14,7%)
Spain	6,49	5,32	21,9%
International	164,45	195,02	(15,7%)
Operating expenses	125,25	138,34	(9,5%)
EBITDA	45,69	62,01	(26,3%)
% margin	26,7%	31,0%	
EBIT	28,47	45,00	(36,7%)
% margin	16,7%	22,5%	
One-offs in operating expenses	0,81	0,36	
Redundancies	0,81	0,36	
Adjusted EBITDA	46,50	62,38	(25,5%)
% adjusted margin	27,2%	31,1%	
Adjusted EBIT	29,29	45,37	(35,4%)
% adjusted margin	17,1%	22,6%	

a_ Market position

Santillana, PRISA's education business, maintains a leading position in all countries where it operates with the exception of Portugal (where it holds third position after Porto and Leya). In Spain, Santillana has a market share of 19.3%.

We detail below the market share and position of Santillana in its main markets, according to the latest data available:

Market share and position of PRISA's education business

Country	Market share	Market position
Spain	19,3%	1
Brazil	19,9%	1
Mexico	17,4%	1
Argentina	27,6%	1
Chile	38,8%	1
Colombia	17,2%	1
Portugal	7,1%	3

Source: PRISA internal estimates December 2013

b_ Operating revenues

Operating Revenues of the Education business are seasonal and depend on the education campaigns of each of the 22 countries where Santillana is present. During the first quarter of the year, part or all of the campaigns of the southern area take place, including the following countries: Brazil (regular sale), Colombia, Costa Rica, Northern Central America, Uruguay, Chile, Bolivia, Argentina, Paraguay, Peru and Ecuador.

Education revenues have been negatively affected by the evolution of Exchange rates, which impact Revenues in 34.8 million Euros and EBITDA in 14.7 million. Excluding this impact, Revenues would have grown by +2.7% and EBITDA would have fallen by just -2.6%.

Reported education Revenues reaches 170.93 million Euros in the first quarter of 2014, -14.7% versus the same period of 2013 and EBITDA reaches 45.69 million Euros (-26.3%). Adjusted EBITDA reaches 46.5 million Euros (-25.5%) with a fall in margins from 31.1% to 27.2% mainly given the expenses for the development of digital education systems.

a) **Spain:** Revenues from Spain are not relevant in the 1Q as the education campaign takes place in 2Q and 3Q. Santillana Spain increases its Revenues by +21.9% or 1.17 million Euros. Trade publishing (Ediciones Generales) increases its Revenues in Q1 by +1.2%.

b) **As for the international contribution,** Revenues grow by +2.1% at constant currency (-15.7% in Euros) in the first quarter of 2014. We highlight on a country basis:

- **Argentina**: Shows a strong performance due to Compartir development
- **Brazil**: Performance in Traditional education remains solid and UNO system continues to grow but has been affected by an anticipation of the campaign in December 2013 amounting to 12 million Brazilian reals
- **Chile:** Shows a solid performance thanks to Compartir Development
- **Colombia:** Good performance in traditional education and UNO system continues its growth, despite it has been negatively affected by an anticipation of the campaign in December 2013 amounting to 3.4 million Colombian pesos

The contribution to the division's Revenues of the different countries where Santillana is present, separating the contribution of the different business lines (traditional education and Compartir, UNO system, Trade publishing and other) is as follows

	OPERATING REVENUES			REVENUES LOCAL CURRENCY		
EDUCATION	1Q 2014	1Q 2013	Ch. %	1Q 2014	1Q 2013	Ch. %
Santillana Total	**170,93**	**200,35**	**(14,7%)**			**2,7%**
Traditional education & Compartir	**138,42**	**159,84**	**(13,4%)**			
Spain	1,41	0,64	119,0%	1,41	0,64	119,0%
Portugal	0,21	0,15	44,1%	0,21	0,15	44,1%
Brazil	57,60	67,57	(14,8%)	186,86	179,72	4,0%
Mexico	1,17	1,58	(26,2%)	20,64	26,80	(23,0%)
Argentina	12,36	18,27	(32,3%)	134,16	121,20	10,7%
Chile	18,64	19,00	(1,9%)	14.116,24	11.854,38	19,1%
Colombia	5,68	5,47	3,9%	15,61	12,98	20,2%
Other countries	41,34	47,16	(12,3%)	n.a.	n.a.	n.a.
UNO system	**14,68**	**20,73**	**(29,2%)**			
Spain	0,00	0,00	—	0,00	0,00	—
Brazil	5,28	10,07	(47,6%)	17,13	26,57	(35,5%)
Mexico	5,93	5,40	9,8%	107,50	91,79	17,1%
Colombia	3,47	5,27	(34,1%)	9,57	12,52	(23,6%)
General Publishing	**17,47**	**19,75**	**(11,6%)**			
Spain	4,71	4,66	1,2%	4,71	4,66	1,2%
International	12,75	15,10	(15,5%)	n.a.	n.a.	n.a.
Other	**0,37**	**0,02**	**n.r.**			

As a result of the above, **the geographical Split** of Revenues **is as follows:**

Geographical split of education revenues (%)

January - March 2014


Spain
3,8%
Portugal
0,1%
Brazil
38,2%
Mexico
6,9%
Colombia
5,9%
Chile
11,6%
Argentina
9,3%
Other
24,2%

January - March 2013


Spain
2,7%
Portugal
0,1%
Brazil
40,0%
Meico
5,7%
Colombia
6,4%
Chile
10,5%
Argentina
11,2%
Other
23,5%

c_ Operating expenses and capex

In Santillana, **total operating expenses fall in 1Q by 9.5%**. This fall responds to:

- **Lower expenses by business line**: traditional education + Compartir (-6.8% or -6.76 million Euros), Sistema UNO (-28.0% or -5.3 million Euros), Trade Publishing (-9.9% or -1.5 million Euros).
- **Lower expenses by concept**: personnel expenses (-2.4% excluding redundancy expenses), external services (-2.8%) and author rights (-16.2%).

As for Capex, Santillana undertakes investments for a total of **17.3 million Euros in 1Q 2014 (-21.3%)**.

d_ EBITDA

Education EBITDA in the first quarter of 2014 reaches 45.69 million Euros (-26.3%). This fall is greatly due to the negative impact of the exchange rate. At constant currency, **EBITDA falls just by -2.4% and reaches 60.54 million Euros.**

The EBITDA contribution of the different countries where Santillana is present, separating the contribution of the different business lines (traditional education and Compartir, UNO system, Trade publishing and other) is as follows:

	EBITDA			EBITDA LOCAL CURRENCY		
EDUCATION	**1Q 2014**	**1Q 2013**	**Ch. %**	**1Q 2014**	**1Q 2013**	**Ch. %**
Santillana Total	**45,69**	**62,01**	**(26,3%)**			**(2,6%)**
Traditional education & Compartir	**45,27**	**59,93**	**(24,5%)**			
Spain	(12,81)	(13,29)	(3,6%)	(12,75)	(13,29)	(4,1%)
Portugal	(0,83)	(0,78)	6,8%	(0,83)	(0,78)	6,9%
Brazil	28,26	37,68	(25,0%)	91,82	100,71	(8,8%)
Mexico	(6,34)	(5,61)	13,0%	(115,23)	(93,78)	22,9%
Argentina	7,16	11,08	(35,4%)	78,88	73,56	7,2%
Chile	10,47	10,08	3,9%	7.943,81	6.297,49	26,1%
Colombia	2,46	1,91	29,0%	6,76	4,56	48,4%
Other countries	16,91	18,86	(10,4%)	n.a.	n.a.	n.a.
UNO system	**1,08**	**1,84**	**(40,9%)**			
Spain	(0,03)	(0,00)	—	(0,03)	(0,00)	—
Brazil	(1,65)	(1,59)	4,1%	(5,34)	(4,31)	23,7%
Mexico	1,39	1,48	(6,2%)	25,27	25,63	(1,4%)
Colombia	1,38	1,94	(29,0%)	3,84	4,66	(17,7%)
General Publishing	**4,05**	**4,86**	**(16,7%)**			
Spain	0,56	(0,06)	n.r.	0,48	(0,06)	n.r.
International	3,49	4,92	(29,1%)	n.a.	n.a.	n.a.
Other	**(4,71)**	**(4,61)**	**n.r.**			

e_ Digital development – Digital education systems (UNO & Compartir)

Sistema UNO: Is an integrated education system which is constructed around a class, certain content and a system which are all digital. It is a complete pedagogic service, constructed through the collaboration with the school management, offering training and evaluation, a bilingual education and the digitalization of the education system (including the class). It is a system that includes the school owners, directors, teachers, pupils and parents.

The proposal includes:

- **Content**: printed material (pupil, teacher, class) and digital material (pupil and teacher)
- **Digital platform**: hardware (ipads, servers, projectors etc) and software (apps, support ..)
- **Evaluation**: school and national exams (MAPCO, PISA, Cambridge)
- **Training**: for directors, teachers, pupils and parents, through conferences, seminars, events, tutorials and digital services etc

Business model:

- The business is B2B, with direct agreements with the schools (4 year agreements) and direct payment by the parents.
- The Price is higher than the traditional package offered to schools.
- The digitalization of classes is offered, as well as an option to give a Tablet (ipad) to each pupil.
- It implies the transformation of printed material with a digital sequence to a system which is fully digital.
- The education process development is planned and managed completely with Sistema UNO.

The geographical presence: Sistema UNO has been launched in Brazil, Mexico and Colombia with considerable success in each of the three.

The results: In 1Q 2014, the results from UNO System continue to show a solid performance in local currency adjusted by the effects of the anticipation of campaigns in Brazil and Colombia

KPIs:

- **Brazil:** Sistema UNO is present in 329 schools and reaches 116,591 pupils.
- **Colombia:** Sistema UNO is present in 73 schools and reaches 24,989 pupils.
- **Mexico: The education campaign in** Mexico takes place in the second half of the year. As of the end of 2013, Sistema UNO reached 130 thousand pupils.

Sistema COMPARTIR: An initiative directed towards facilitating the incorporation of technology to schools in a less radical way tan Sistema UNO. It implies the introduction to the digital world instead of an alternative education proposal for the schools. If provides the schools with a solution when they face the need to introduce technological changes but are weary of abandoning the prior education system and printed books.

The system: offers text books which are enriched with digital content and Access to hardware and software at preferential prices to slowly increase the digital exposure of the school.

- **Content:** same content as traditional education but with additional services.
- **Evaluation**: diagnostics, by results, of capacities, auto evaluation and national and international exams
- **Digitalization of classrooms:** including hardware to improve the education experience of pupils.
- **Online content**: Santillana plus (web page for pupils and teachers) and Twig (educational videos in biology, physics, chemistry and natural science).
- **Learning Management System (LMS):** integration of the learning community (pupil, teacher, parents) in a personalizable platform which simplifies the education management.

Business model:

- The business is B2B, with agreements with the schools (for 3 years) with a payment per subscription
- The system is given directly to the schools
- There are several options so that the individual needs of the schools are met
- Santillana has an agreement with hardware providers for the schools that adopt Compartir

Geographical presence: COMPARTIR is much more extended tan UNO, with presence in Argentina, Brazil, Northern and Southern Central America, Chile, Colombia, Ecuador, Mexico and Dominican Republic.

Of these countries, in the first quarter of 2014 only the Southern Hemisphere campaigns have taken place. The contribution to revenues and EBITDA of these campaigns are included together with those of traditional education shown in the tables above.

As for its KPIs, **Sistema Compartir reaches 711 schools and 253,178 pupils.**

4_ Radio business

RADIO	JANUARY - MARCH 2014	2013	% Chg.
Revenues	**61,83**	**69,51**	**(11,0%)**
Advertising	56,68	63,25	(10,4%)
Spain	*33,45*	*34,44*	*(2,9%)*
International	*23,16*	*28,82*	*(19,7%)*
*Other**	*0,07*	*(0,01)*	—
Others	5,16	6,26	(17,6%)
Operating expenses	**59,47**	**67,05**	**(11,3%)**
EBITDA	**2,36**	**2,45**	**(3,7%)**
% margin	3,8%	3,5%	
EBIT	**(0,94)**	**(2,33)**	**59,9%**
% margin	(1,5%)	(3,4%)	
One-offs in operating revenues	**(3,99)**	**0,00**	
Consolidation perimetre adjustment	(3,99)		
One-offs in operating expenses	**(0,74)**	**0,97**	
Redundancies	1,90	0,97	
Consolidation perimetre adjustment	(2,63)		
One-offs in Amort. & Provisions	**(0,27)**	**0,00**	
Consolidation perimetre adjustment	(0,27)	0,00	
Adjusted Revenues	**65,82**	**69,51**	**(5,3%)**
Adjusted EBITDA	**5,62**	**3,42**	**64,2%**
% adjusted margin	9,1%	4,9%	
Adjusted EBIT	**2,05**	**(1,4)**	---
% adjusted margin	3,3%	(2,0%)	

* Includes Music & Consolidation adjustments

a_ Market position

In Spain, we highlight the competitive strength of PRISA's radio business through its stations (Cadena Ser, 40 Principales, Cadena Dial, M-80, Radiolé and Máxima FM). According to the latest EGM survey, **Cadena Ser maintains absolute leadership in the market with 4,688,000 listeners** (market share of 38.6% of Spain's generalist radio). **Cadena 40 and Cadena Dial hold first and second place in the music radio market in Spain with audience shares of 29% and 18% respectively.**

We detail below the number of listeners of PRISA in Spain:

Thousand listeners	Listeners 1Q 2014	Position	Share
Generalist Radio	**4.688**	**1**	**38,6%**
Cadena SER	4.688		38,6%
Musical radio	**7.796**	**1**	**62,1%**
40 Principales	3.578		28,5%
Dial	2.281		18,2%
Máxima FM	770		6,1%
M80	612		4,9%
Radiolé	555		4,4%
Total	**12.484**		

Source: EGM first wave 2014 (latest available)

The strong leading position held by PRISA radio in Spain has been recurrent over time. We show below the evolution of the audience share of radio stations in Spain according to EGM.

Audience share evolution in Spain (thousand listeners)


12,8 12,8 13,1 12,6 13,0 12,1 11,5
4,7 4,5 4,9 4,7 5,1 4,5 4,9
2,8 2,9 2,5 2,2 2,2 2,3 2,3
1ª 12 2ª 12 3ª 12 1ª 13 2ª 13 3ª 13 1ª 14
PRISA
Cope
Onda Cero
RNE

Cadena Ser


4,6 4,7 4,9 4,8 4,8 4,6 4,7
2,7 2,5 2,6 2,6 2,7 2,5 2,6
1,9 1,9 1,5 1,3 1,3 1,2 1,3
1ª 12 2ª 12 3ª 12 1ª 13 2ª 13 3ª 13 1ª 14
SER
Cope
Onda Cero
RNE

40 principales


4,1 3,9 3,8 3,6 3,8 3,6 3,6
2 1,9 2,1 2,1 2,2 1,9 2,0
0,5 0,4 0,5 0,4 0,4 0,5 0,5
1ª 12 2ª 12 3ª 12 1ª 13 2ª 13 3ª 13 1ª 14
40P
Europa FM
C100
RNE3

Source: EGM first wave 2014 (latest available)

As for international radio, PRISA maintains a leading position in Chile and Colombia (with market shares of 45.9% and 37.2% respectively) and third position in Mexico (14%). We detail below the market position of PRISA's international radio stations as of the latest information available (December 2013)

	Listeners		
Thousand listeners	**2013**	**Position**	**Share**
Colombia	10.772	1	37,2%
Chile	2.137	1	45,9%
México	1.397	3	14,0%
Argentina	1.122	4	18,5%
Costa Rica	156	4	7,1%
USA - Miami	102	9	2,5%
USA - Los Ángeles	70	4	8,2%

International radio audience (thousand listeners)


9,7 10,8
2,0 2,1
1,3 1,4
1,2 1,2
0,3 0,2
0,1 0,2
Colombia
Chile
Mexico
Argentina
USA
Costa Rica
2012
2013
Feb 14

Source: ECAR (Colombia), IPSOS (Chile), INRA (Mexico), IBOPE (Argentina)

b_ Operating revenues

In the first quarter of 2014, radio Revenues reached 61.83 million Euros, which implies a fall of -11.0%. This fall is mainly due to:

- **The change in the consolidation perimeter of radio Mexico and Costa Rica** which cease to be integrated proportionally and start to be integrated through equity consolidation.
- **The negative FX impact** which at revenue level had a negative impact of 4.52 million Euros.

At constant currency and adjusting by the impact of Mexico and Costa Rica, Radio revenues would have grown by +1.7% reaching 70.7 million Euros in the first quarter of 2014.

Radio Revenues by geographical origin:

a) **Spain**: radio Spain Revenues (including those of Music and consolidation adjustments) represent 61% of the total and reach 37.9 million Euros in the first quarter of 2014 (-2.9% versus 2013).

b) **International:** International radio Revenues represent 39% of the total and reach 23.9 million Euros in the first quarter of 2014 (-21.5% versus 2013). This fall is due to:
   - **The change in the consolidation perimeter.**
   - **The FX impact.**

   At constant currency and excluding the negative FX impact, international Radio Revenues would have reached 32.8 million Euros in 1T (+7.6% versus 2013).

Revenues by geography (%)

January - March 2014*


Latam
39%
España
61%

January - March 2013


Latam
43%
España
57%

* Data impacted by deconsolidation of Mexico & Costa Rica. Without this impact Latam Revenues would have reached 42.4% of the division's revenues.

International contribution of the different countries (%)

January - March 2014*


Otros
8%
Chile
22%
Argentina
5%
Colombia
65%

January - March 2013


México
11,6%
Otros
8%
Chile
21%
Colombia
54%
Argentina
6%

* Data impacted by deconsolidation of Mexico & Costa Rica. Without this impact Colombia would represent 56.0%, Mexico 13.4%, Argentina 4.4%, Chile 18.6% and the rest 7.6%.

Radio revenues by concept:

a) **Advertising revenues:** radio advertising Revenues fall by -8.4% in the first quarter of 2014 reaching 56.7 million Euros and representing 91.7% of the division's revenues.

   International advertising revenues fall by -19.7%, and are impacted by the negative FX impact, and the deconsolidation of Mexico and Costa Rica. Excluding these impacts, international advertising Revenues would have reached 31.8 million Euros (+10.4% versus 2013)

   Spanish advertising revenues represent 59% and fall by -2.9%, compared to the -1.0% fall of the market (according to i2p).

b) **Other Revenues**: reach 5.2 million Euros (-32.6% versus 2013). These revenues include services, product sales and other.

In the advertising Revenues of 1Q 2013, a reclassification of Revenues took place of 1.39 million Euros which correspond to advertising in events, which was previously included in "Other revenues". This adjustment has no impact on the division's Revenues nor on those of the Group.

c_ Operating expenses and Capex

The Group maintains its strong effort in cost control. Opex in the first quarter of 2014 has fallen by -11.3% versus 2013. Adjusted by extraordinary elements, (mainly redundancies) opex would have fallen by -8.9%.

The fall in expenses continues with a process which has been taking place for the past few years, and improves the division's positioning to enjoy operating leverage for the expected market improvement for 2014 (advertising investment expected by i2p of 1.0%).

By geographical origin:

a) **Spain: Opex in** Spain (excluding music and consolidation adjustments) falls by -6.8% versus 1Q 2013.
b) **International:** International opex falls by -19.3% in 1Q 2014 (+7.1% excluding extraordinaries).

As for **capex**, PRISA Radio's capex reaches 0.5 million Euros in 1Q 2014, or -43.1% compared to 2013.

d_ EBITDA

Radio EBITDA was positive in 2.36 million Euros in the first quarter of 2014, which compares to 2.45 million Euros in 2013. Adjusted by extraordinaries, EBITDA would have reached 5.62 million Euros compared to the 3.42 million in the same period of 2013.

e_ Digital development

We highlight the strength and growth of listening hours of radio through digital means. In the past year, monthly listening hours have grown from 38 thousand in March 2013 to 47 thousand in March 2014, with a positive evolution in both Spain and international Radio.

Listening hours of digital radio (thousand hours)


38
41
42
40
41
40
40
45
43
41
45
42
47
25
28
28
26
28
27
26
29
28
27
29
26
30
13
13
14
14
14
13
14
16
16
14
16
16
18
Mar 13
Apr 13
May 13
Jun 13
Jul 13
Aug 13
Sep 13
Oct 13
Nov 13
Dec 13
Jan 14
Feb 14
Mar 14
Spain
International

The support of the digital activity to radio results in:

- **Strong growth of unique browsers** to the radio web sites: unique browsers to Radio Spain web sites grew by +6.6% and reach 7.94 million on average. As for international radio, unique browsers according to Omniture grow by +26.4% and reach 9.60 million on average.

During 2013, the launch of Yes.fm took place: Yes.fm is a streaming music listening platform which wants to become the first online music circulation platform in Spain and Latam, to make artists and listeners closer through all available supports, recorded and live and offer the most complete music listening experience, with access to related services. Launched initially in Spain (2013) the intention is to extend the platform to other countries throughout 2014.

The main advantages of **PRISA Radio** to offer this service are: Brand strength on its musical products, commercial capillarity, music experts present in 10 countries, musical industry knowledge and PRISA web sites to Access clients and promote the service (ElPaís, As, Rolling Stone, Meristation, Yomvi).

The business model is based on:

- **Advertising:** The model is associated to channels and stations (lower rights costs), with lower guaranteed minimums, experience and regional presence of PRISA radio for advertising sale, local knowledge of music, and a majority of passive users in the market.
- **Subscription**: «à la carte» needed for heavy-users or users which don't want to receive advertising, which allows for revenue diversification.
- **E-commerce.**

5_ Press business

PRESS	2014	2013	% Chg.
	JANUARY - MARCH		
Revenues	65,80	66,68	(1,3%)
Advertising	*21,87*	*24,48*	*(10,6%)*
Circulation	*28,24*	*33,46*	*(15,6%)*
Add-ons and others	*15,68*	*8,74*	*79,4%*
Operating expenses	71,77	64,53	11,2%
EBITDA	(5,97)	2,16	---
% margin	(9,1%)	3,2%	
EBIT	(9,78)	(1,21)	---
% margin	(14,9%)	(1,8%)	
One-offs in operating revenues	0,45	0,00	
Advertising sponsorship adjustment	0,45	0,00	
One-offs in operating expenses	9,19	1,05	
Redundancies	8,74	1,05	
Advertising sponsorship adjustment	0,45	0,00	
Adjusted Revenues	65,35	66,68	(2,0%)
Adjusted EBITDA	2,77	3,21	(13,7%)
% adjusted margin	4,2%	4,8%	
Adjusted EBIT	(1,03)	(0,16)	---
% adjusted margin	(1,6%)	(0,2%)	

a_ Market position

El País maintains its absolute leading position in Spain, with a market share of 31% according to the latest OJD available data (March 2014).

Market position of Press business in Spain


January - March 2014
Periódico 10%
El País 31%
Vanguardia 16%
Razón 10%
ABC 15%
Mundo 17%


January - March 2013
Periódico 10%
Gaceta 2%
El País 30%
Vanguardia 16%
Razón 9%
ABC 14%
Mundo 19%

Source: OJD March 2013

b_ Operating revenues

Revenues fall by -1.3% in the first quarter of 2014 reaching 65.80 million Euros. This is due to the weakness in the press advertising market and the fall in circulation, which were offset by the growth of digital advertising and promotions & other revenues.

Advertising Revenues fall by -10.6% (País -10.1%, As -4.8%).

- Printed advertising Revenues fall by -17.7% compared to a -4.8% fall of the market in the same period.
- Digital advertising Revenues grow by +13.6% in the period and represent 28.8% of total adjusted advertising revenues (22.9% in March 2013).
- We highlight AS, where 50% of advertising Revenues come from their digital area.

Circulation revenues fall by -15.6%. The circulation of printed papers according to the latest available data (OJD March 2014) is as follows:

	Jan- Mar 2014	Jan- Mar 2013	Chg. %
El País	280.682	306.831	(8,5)
AS	147.494	158.415	(6,9)
Cinco Días	27.785	30.607	(9,2)

Source: OJD (March 2014 not audited)

Circulation at **El País** falls by -8.5%, **AS** by -6.9% and **Cinco Días** by -9.2%.

The rest of Press revenues reach 15.68 million Euros in the first quarter of 2014, which implies a growth of 6.94 million (+79,4%). These revenues correspond to promotions and deductions mainly (1.95 million Euros) and the growth is due to the success of certain promotions such as the Beatles collection, the smartphone or "Inglés Total" which have reached 6.35 million Euros for El País.

c_ Operating expenses and Capex

Opex increases by +11.2% during 1Q 2014 although the increase is mainly due to redundancies (8.74 million Euros compared to 1.05 million in 1Q 2013). Excluding non-recurrent impacts, **opex would have fallen by -1.4%.**

Press capex remains under control, reaching just 289 thousand Euros in 1Q 2014.

d_ EBITDA

EBITDA in 1Q 2014 has been negative in 5.97 million Euros. Excluding the impact of extraordinaries, EBITDA would have reached a positive 2.77 million Euros.

e_ Digital development

We highlight the development of digital activity in the press business:

- The digital press advertising market has grown on each of the past 12 months (except in May 2013). In this positive environment, PRISA holds a market share of 23.4% (
- March 2014), which compares to a 24.0% share in March 2013. We detail below the evolution of digital advertising in Press since December 2013.

Digital advertising growth (%)


13,3
32,6
-2,6
9,2
11,1
1,9
9,1
5,9
-3,6
7,1
1,3
6,8
Dec'13
Jan'14
Feb'14
Mar'14
Pais
Mundo
ABC

Source: AEDE March 2014

- **Digital revenues in Press grow by +17.2%** in 1Q 2014 and reach 7.23 million Euros (11% of the division's Revenues).
- **Digital advertising Revenues grow by 13.6%** and represent 29% of the division's ad Revenues.

- **Unique browsers to El País** sites grow by +9.7%, reaching 40.4 million on average (including Elpaís.com, Meristation, SModa and Clasificados). In As web sites, the growth of unique browsers reaches 42.7% to 31.5 million on average.

- **In terms of unique users**, according to Comscore, in generalist press, El País maintains a leading position reaching 15.5 million users as of March 2014. In addition, in sport press, As holds a close second position vs Marca reaching 10.1 million unique users in march 2014 (in February 2014, As held a leading position versus Marca, reaching 9.6 million unique users).

Digital audience (millions of unique users)


El País
15,3
13,4
14,8
12,4
13,8
11,3
14,7
12,4
14,8
12,4
15,5
13,4
Oct 13
Nov 13
Dec 13
Jan 14
Feb 14
Mar 14
El País
El Mundo


As
12,4
10,3
11,5
9,9
9,3
9,1
10,1
9,9
9,6
9,5
10,1
10,2
Oct 13
Nov 13
Dec 13
Jan 14
Feb 14
Mar 14
As
Marca

- During 2013, El País Brazil was launched.

6_ MEDIA CAPITAL

MEDIA CAPITAL	JANUARY - MARCH 2014	2013	% Chg.
Revenues	39,86	39,26	1,5%
Advertising	23,55	22,36	5,3%
Other	16,31	16,90	(3,5%)
Operating expenses	34,49	36,09	(4,4%)
EBITDA	5,37	3,16	69,8%
% margin	*13,5%*	*8,1%*	
EBIT	3,05	0,57	---
% margin	*7,6%*	*1,4%*	
One- offs in operating expenses	0,27	0,80	
Redundancies	0,27	0,80	
Adjusted EBITDA	5,64	3,96	42,5%
% adjusted margin	*14,1%*	*10,1%*	
Adjusted EBIT	3,32	1,36	143,9%
% adjusted margin	*8,3%*	*3,5%*	

a_ Market position

TVI maintains market leadership in 24 hours and prime time, reaching a daily audience share of 24.4% and 26.9% respectively.

Media Capital market position


January – March 2014 (24hrs)
TVI 24%
RTP1 15%
RTP2 2%
SIC 20%
Other 39%
January - March 2013 (24 hrs)
TVI 26%
RTP1 12%
RTP2 3%
SIC 23%
Other 36%
January – March 2014 (prime time)
TVI 27%
RTP1 14%
RTP2 2%
SIC 24%
Other 33%
January - March 2013 (prime time)
TVI 29%
RTP1 9%
RTP2 3%
SIC 28%
Other 32%

Source: Gfk March 2014

Media Capital's consolidated radio audience share reaches 31.9%. Per station:

- **Radio Comercial** maintains its market leadership with an audience share of 21.3%
- **M80**, music radio, improves its audience share to 6.2% (5.5% i 2013)
- **Cidade FM** maintains its leadership amongst radio stations for youngsters, with a 3.9% audience share

b_ Operating revenues

Media Capital registered in the first quarter of 2014 revenues of 39.86 million Euros (+1.5% versus 2013). This growth is mainly due to the growth in advertising Revenues (+5.3%) which compensates the fall in services and other revenues.

TVI, leading FTA TV in Portugal reached in the first quarter of 2014 revenues of 32.68 million Euros, which implies a growth of +5.0% versus 2013. This growth comes on the back of:

- Better advertising revenues: +4.8% vs +4.7% of Portuguese FTA ad market (internal estimates)
- The better sale of products (+29.5%), and
- The lower services revenues.

Media Capital's Radio business shows its strength, with revenues that grow by 5.0%. Advertising revcenues grow by 4.7%, showing a better performance than that of the Portuguese radio advertising market (-2.0% in 1Q 2014) and increasing its market share.

c_ Operating expenses and Capex

Opex falls by -4.4% (-3.1% adjusted by extraordinaries) in the first quarter of 2014. Media Capital maintains a capex of 600 thousand Euros in the first quarter of 2014

d_ EBITDA

All of the above leads to strong growth at EBITDA: from 3.16 million Euros in the first quarter of 2013 to 5.37 million Euros in the same period of 2014 (+69.8%).

e_ Digital development

- Digital advertising revenues grow by 210% in the first quarter of 2014, although the relative weight for Media Capital is still limited.
- Unique browsers to its web sites fall by -6%, reaching 5.6 million on average as of March 2014 (according to Netscope).
- During 2014, the following projects have been launched;
  - Desafío final: online emission of reality show "Casa dos Segredos", available by subscription
  - Development of the blog cabaredogoucha.pt
  - New website of Lux
  - New web site for MasterChef Portugal, with exclusive online content

7_ CANAL+

CANAL+	JANUARY - MARCH 2014	2013	% Chg.
Revenues	**292,58**	**300,61**	**(2,7%)**
Satelite subscribers	217,45	225,72	(3,7%)
Subs from other platforms	57,66	59,52	(3,1%)
Other	17,47	15,37	13,7%
Operating expenses	**291,27**	**285,15**	**2,1%**
EBITDA	**1,31**	**15,46**	**(91,5%)**
% margin	*0,4%*	*5,1%*	
EBIT	**(19,19)**	**(8,61)**	**(122,8%)**
% margin	*(6,6%)*	*(2,9%)*	
One-offs in operating revenues	**0,60**	**0,60**	
Advertising sponsorship adjustment	0,60	0,60	
One- offs in operating expenses	**(0,09)**	**1,11**	
Redundancies	(0,69)	0,52	
Advertising sponsorship adjustment	0,60	0,60	
Adjusted Revenues	**291,98**	**300,01**	**(2,7%)**
Adjusted EBITDA	**0,62**	**15,98**	**(96,1%)**
% adjusted margin	*0,2%*	*5,3%*	
Adjusted EBIT	**(19,9)**	**(8,1)**	**(145,5%)**
% adjusted margin	*-6,8%*	*-2,7%*	

a_ Market position

Canal+ maintains its absolute leading position in the market according to the latest data published by the CMT (Spanish Communications Authority) as of December 2013, with a market share of 43.7% on average in number of subs in 4Q 2013 (43.8% on average in 2013). According to internal estimates, the market share in number of subscribers in 1Q 2014 is of 43.2%, with Canal+ maintaining its absolute leadership position in the market

We detail below the market position of Canal+:

Canal+ market position


Enero - Marzo 2014
Resto
11%
GolTV
6%
Canal+
43%
Imagenio
19%
ONO
21%
Enero – Marzo 2013
Resto
11%
Gol TV
7%
Canal+
43%
Imagenio
17%
ONO
22%

Source: Internal estimates (1Q 2014)

b_ Operating revenues

Canal+ revenues fall by -2.7% during the first quarter of 2014. This is explained mainly by the fall in satellite subscriber revenues (-3.7% or -8.27 million Euros) and lower revenues from subscribers from other operators (-3.1% or -1.86 million Euros) as well as services (-29.6% or -1.79 million Euros).

Satellite subscribers increase in 1Q 2014 by 10,975.

Canal+ satellite subscribers

	Mar 2014	Dec 2012	Chg. Abs
Satélite (DTH)	1.631.607	1.620.632	10.975

Satellite ARPU in 1Q 2014 stood at 43.5 Euros on average, above the 43.1 Euros on average of 1Q 2013.

Canal+ ARPU (€)



+0,39€
43,1
43,5
42,9
41,5
43,5
2013
2014
1T
2T
3T
4T

The number of *iPlus* subscribers continued to grow. At March 2014 the number of subscribers to **iPlus** stood at 649,214, implying a growth of 47,383 versus March 2013 and a penetration of 39.8%.

Churn stood at 16.5% as of March 2014, slightly below the 16.6% of March 2013 and implying an important improvement from the 18% of December 2013.

c_ Operating expenses and Capex

Like in the rest of the Group's divisions, Canal+ maintains its strong cost control policy. Opex grows by +2.1% in 1Q 2014 which is explained by the increase in purchases of +3.2% (mainly given the cost inflation of the football rights), the increase in external services (by +1.8%) and the fall in personnel expenses (by -7.4% or by -1.5% adjusted by redundancies).

Excluding the impact of football rights, opex would have fallen by 6.4 million Euros or -5.4%.

d_ EBITDA

Canal+ EBITDA reaches **1.31 million Euros in 1Q 2014, a fall of** -91.5% versus 2013. Adjusted by the impact of extraordinaries EBITDA reaches 0.62 million Euros, a fall of- 96.1%. This is explained mainly on the back of the increase of football rights costs.

e_ Digital development

In the platform's digital development, we highlight **YOMVI** which in March reached **578 thousand unique users**, of which 541 thousand are also satellite subscribers, (33.2% penetration). This compares to the 346 thousand as of March 2013 (20.5% penetration).

We show below the evolution if YOMVI users in the past 12 months:

YOMVI users (Thousands)


346
347
329
278
257
339
414
444
452
470
517
512
541
14
16
15
14
22
18
22
28
29
28
32
32
37
Mar 13
Apr 13
May 13
Jun 13
Jul 13
Aug 13
Sep 13
Oct 13
Nov 13
Dec 13
Jan 14
Feb 14
Mar 14
Satellite
OTT

In addition, the use that the subscribers make of the platform has also greatly increased. Catch-up content downloads have increased from 2.14 million in March 2013 to 4.42 million in March 2014.

YOMVI catch-up ownloads (Thousands)


2.143
1.971
2.153
1.877
1.987
2.329
2.614
3.253
3.853
4.581
5.451
4.851
4.419
Mar 13
Apr 13
May 13
Jun 13
Jul 13
Aug 13
Sep 13
Oct 13
Nov 13
Dec 13
Jan 14
Feb 14
Mar 14

8_ FROM EBIT TO NET PROFIT

€ Million	JANUARY - MARCH		
	2014	2013	Chg.%
EBIT	**(10,51)**	**22,67**	**(146,3)**
EBIT Margin	*-1,7%*	*3,3%*	
Net financial result	**(47,88)**	**(39,03)**	**(22,7)**
Interest on debt	(34,54)	(25,05)	(37,9)
Other financial results	(13,34)	(13,99)	4,6
Result from associates	**(3,65)**	**1,88**	-
Profit before tax	**(62,04)**	**(14,48)**	-
Income tax expense	10,22	4,36	**134,4**
Results from discontinued activities	(0,07)	(0,04)	**(65,0)**
Minority interest	4,32	(1,87)	-
Net profit	**(47,57)**	**(12,03)**	-

a_ Net financial result:

Increases in 8.85 million Euros (+22.7%), including an increase in **"Interest on debt"** (+37.9% or 9.50 million Euros), and a fall in "**Other financial results**" (0.65 million Euros or -4.6%) mainly on the amortization of debt formalization liabilities with creditor Banks and Exchange rate differences.

e_ Equity consolidated results

Mainly include the estimate of the 17.336% net result of Mediaset España. In the first quarter of 2014, equity consolidated results also include the results of Mexico and Costa Rica which in 2013 were included by proportional consolidation.

f_ Minority results

Minority interests are explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business (20% from the month of December on the back of an agreement signed with a minority shareholder for its future exit from the shareholder base).

9_ POSICION FINANCIERA

a_ Cash flow statement

		03/31/2014	03/31/2013	Var.
Financial investments & cash equivalents at beginning of period		**282,34**	**133,32**	**149,02**
EBITDA (excluding redundancies) - provisions		43,79	76,20	(32,42)
Change in working capital		3,52	(2,80)	6,33
Operating cash flow	(I)	**47,31**	**73,40**	**(26,09)**
Operating investments/disinvestments (Capex)		(30,95)	(48,91)	17,96
Financial assets investments/disinvestments		(25,07)	(0,51)	(24,57)
Media Capital Put		0,00	(24,49)	24,49
Investment cash flow	(II)	**(56,03)**	**(73,91)**	**17,88**
Warrants exercised		1,77	0,03	1,74
Interests paid		(6,33)	(22,19)	15,86
Dividends paid		(1,50)	(1,79)	0,29
Other finacial expenses		(2,63)	(2,45)	(0,18)
Cash Flow from financing activitiee excluding increase/amrtization of debt		**(8,69)**	**(26,40)**	**17,72**
Increase/amortization of debt fith creditor entities		69,24	35,20	34,04
Cash flow from financing activities	(III)	**60,55**	**8,79**	**51,76**
Taxes paid		(9,75)	(17,90)	8,15
Redundancies		(9,24)	(8,66)	(0,58)
Fx impact		(16,40)	(2,05)	(14,35)
Perimeter effect		(11,92)	0,00	(11,92)
Others		(8,51)	(4,63)	(3,88)
Other cash flow impacts	(IV)	**(55,82)**	**(33,24)**	**(22,58)**
Variation of cash flows in the period (I)+(II)+(III)+(IV)		**(3,98)**	**(24,96)**	**20,98**
Financial investments & cash equivalents at end of the period		**278,37**	**108,37**	**170,01**

Cash flow from investing activities

- We show below the detail of Capex per business unit:

Capex	Mar. 2014	Mar. 2013	Ch. (%)
Audiovisual	(12,92)	(25,06)	12,14
Education	(17,31)	(22,00)	4,68
Radio	(0,53)	(0,93)	0,40
Press	(0,27)	(0,32)	0,05
Other	(0,04)	(0,65)	0,62
Capex (investment)	**(31,07)**	**(48,96)**	**17,89**
Capex (disinvestment)	0,12	0,05	0,06
Total	**(30,95)**	**(48,91)**	**17,96**

- As of March 2014 we include the placement of 25 million euros of treasury in long term financial investments, which can be amortized at any time available at all time but with a maturity established in a contract of more than 12 months (May 2015).

- In 2013 we included the payment from the Media Capital put exercise, fully financed with debt.

Cash flow from financing activities

- The cash flow reflects **the lower payment of interest in cash** as agreed in the recent refinancing agreement.

- The detail per business unit of the debt withdrawals with creditor entities is as follows:

Debt withdrawal	Mar. 2014	Mar. 2013	Ch. (%)
Audiovisual	42,85	(12,74)	55,59
Education	23,60	20,64	2,95
Radio	0,05	(0,15)	0,20
Press	(0,39)	0,01	(0,39)
Other	3,13	27,43	(24,31)
Total	**69,24**	**35,20**	**34,04**

- "Other": in 2013 we included the additional debt for the financing of the exercise of the Media Capital put.

Other Cash Flow movements

- **Taxes:** The lower payment of taxi is due to Education (Brazil), a temporary effect on the back of the seasonality in payments for the country's education campaign, so it will be compensated in the coming months.

- **Consolidation perimeter**: is due to
  a) The integration of Radio Mexico through equity consolidation (-5.33 million Euros)
  b) The impact of the reclassification of trade publishing cash flows to "assets maintained for sale" (-6.59 million Euros).

Net financial position

	03/31/2014	12/31/2013
Financial debt	3.505,75	3.401,08
Cash & cash equivalents+Short term financial investments	(278,37)	(282,34)
Net financial debt	**3.227,39**	**3.118,74**
Other financial debt	113,50	108,67
Dividendo preferente DLJ	108,77	104,06
Cupón bono convertible	4,48	4,36
Otros	0,24	0,24
Total net debt	**3.340,88**	**3.227,41**
Gastos de formalización	171,73	182,02
Total net debt Adjusted	**3.512,62**	**3.409,43**

Other financial debt includes:

- La obligation generated by the annual preferred dividend commitment to DLJ on the back of its 25% stake in Santillana, and
- The current value of the guaranteed coupon to Telefónica for the issue of convertible bonds which took place in July 2012, with maturity in July 2014, given that in the refinancing process, the Group agreed to capitalize the coupon of the bank creditors which subscribed their bond.

The "**Debt formalization liabilities**" (which include the issue of warrants 2013 as payment of commission to the creditors which provided the new liquidity line to the Group) is presented in the Balance sheet lowering the debt with creditor entities. These expenses will impact our P&L in a time in line with the maturity of their associated loans.

The evolution of total adjusted net debt for the Group (excluding the impact of "debt formalization liabilities" is as follows:


Variation of cash flow excluding amortization/ withdrawal of debt: -€48m
3.409
(47)
31
9
56
25
19
8
5
(2)
3.513
Adj. Net debt 2013
Operating CF
Capex
Financing CF
Other CF
Fin. Asset investment (available cash)
PIK Interest
Accrued unpaid interests
DLJ preferred dividend
Other
Adj. Net debt 2014

Total adjusted net debt for the Group during the first quarter of 2014 increases on the back of:

- Cash Flow from operations reduces debt by 47 million euros
- Capex reaches 31 million euros (18 million lower than in March 2013)
- Cash flow from financing activities increases debt by 9 million
- Other cash flow has increased debt by €56m, including 10 million euros of taxes paid, 9 million of redundancy expenses, 16 million of a negative FX impact and changes in the consolidation perimeter

- €25m of financial assets investments (available cash but classified as long term investment)
- The fixed capitalization expenses (PIK) associated top art of the refinanced debt, of 19.20 million Euros.
- The unpaid interests, 7.71 million Euros, in the back of the conditions from the new refinancing agreements (semi-annual/annual payments depending on the tranche).
- The variation in the value of liabilities registered for the obligation to pay DLJ its preferred dividend, 4.71 million Euros.

APPENDICES

1_ BALANCE SHEET

€ Million	ASSETS 03/31/2014	ASSETS 12/31/2013
FIXED ASSETS	**4.930,31**	**4.929,07**
Property, plan and equipment	246,42	262,09
Goodwill	2.449,43	2.482,22
Intangible assets	275,96	285,48
Long term financial investments	77,81	52,79
Investment in associates	631,92	597,26
Deferred tax assets	1.243,70	1.244,01
Other non current assets	5,07	5,22
CURRENT ASSETS	**1.729,04**	**1.774,80**
Inventories	227,69	240,25
Accounts receivable	1.222,99	1.252,21
Short term financial investments	179,70	142,91
Cash & cash equivalents	98,66	139,43
ASSETS HELD FOR SALE	**63,83**	**0,06**
TOTAL ASSETS	**6.723,19**	**6.703,93**

€ Million	LIABILITIES 03/31/2014	LIABILITIES 12/31/2013
SHAREHOLDERS EQUITY	**1.497,30**	**1.569,33**
Issued capital	122,95	105,27
Reserves	1.473,18	2.149,98
Income attributable to the parent company	(47,57)	(648,70)
Minority interest	-51,26	-37,22
NON CURRENT LIABILITIES	**3.552,30**	**3.524,74**
Long term financial debt	3.267,07	3.238,86
Other long term financial liabilities	105,95	106,81
Deferred tax liabilities	30,05	29,65
Provisions	96,86	95,22
Other non current liabilities	52,36	54,20
CURRENT LIABILITIES	**1.642,59**	**1.609,86**
Short term financial debt	238,68	162,23
Other current financial liabilities	53,05	46,18
Trade accounts payable	1.050,70	1.092,92
Other short term liabilities	211,50	233,28
Accrual accounts	88,66	75,26
LIABILITIES HELD FOR SALE	**30,99**	**0,00**
TOTAL LIABILITIES	**6.723,18**	**6.703,93**

Assets and Liabilities held for sale includes the reclassification of the assets and liabilities of trade Publishing (Ediciones Generales) following the sale agreement reached in the first quarter of 2014.

2_ ACCUMULATED FINANCIAL DATA BY BUSINESS LINE

a_ Operating revenues

OPERATING REVENUES	JANUARY - MARCH			% OF TOTAL	
€ Million	2014	2013	% Chg.	2014	2013
Audiovisual	**332,12**	**339,87**	**(2,3%)**	**52,9%**	**50,1%**
Canal+*	292,58	300,61	(2,7%)		
Subscribers	217,45	225,72	(3,7%)		
Advertising	7,96	8,03	(0,9%)		
Others	67,16	66,85	0,5%		
Media Capital	39,86	39,26	1,5%		
Other & Consolidation Adjustments	(0,32)	0,00	—		
Education - Publishing	**170,93**	**200,35**	**(14,7%)**	**27,2%**	**29,5%**
Spain & Portugal	6,70	5,47	22,5%		
Latam & USA	164,24	194,88	(15,7%)		
Radio	**61,83**	**69,51**	**(11,0%)**	**9,8%**	**10,2%**
Radio in Spain	36,06	36,81	(2,0%)		
International Radio	23,94	30,48	(21,5%)		
Music	3,07	3,77	(18,5%)		
Consolidation Adjustments	(1,24)	(1,56)	20,3%		
Press	**65,80**	**66,68**	**(1,3%)**	**10,5%**	**9,8%**
El Pais	47,65	45,12	5,6%		
AS	13,25	14,21	(6,8%)		
Cinco Días	2,76	3,11	(11,3%)		
Magazines	2,37	4,71	(49,7%)		
Printing**	2,49	2,77	(10,2%)		
Distribution***	n.a.	n.a	n.a.		
Other & Consolidation Adjustments	(2,71)	(3,24)	16,3%		
Other	**13,76**	**15,22**	**(9,6%)**	**2,2%**	**2,2%**
Prisa Brand Solutions	4,79	5,01	(4,5%)		
Others****	8,97	10,22	(12,2%)		
Consolidation Adjustments	**(16,48)**	**(12,88)**	**(28,0%)**	**(2,6%)**	**(1,9%)**
TOTAL	**627,96**	**678,75**	**(7,5%)**	**100,0%**	**100,0%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.
** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold
*** Others include mainly the activities from Head Quarters.

b_ Advertising revenues

ADVERTISING	JANUARY - MARCH			% OF TOTAL	
€ Million	2014	2013	% Chg.	2014	2013
Audiovisual	**31,51**	**30,39**	**3,7%**	**29,1%**	**25,9%**
Canal+*	7,96	8,03	(0,9%)		
Media Capital	23,55	22,36	5,3%		
Radio**	**56,68**	**63,25**	**(10,4%)**	**52,3%**	**53,9%**
Radio in Spain	33,45	34,44	(2,9%)		
International Radio	23,156	28,820	(19,7%)		
Music	0,07	0,05	43,8%		
Consolidation Adjustments	(0,00)	(0,06)	98,4%		
Press	**21,87**	**24,48**	**(10,6%)**	**20,2%**	**20,9%**
El Pais	15,57	17,26	(9,7%)		
AS	3,64	3,83	(4,8%)		
Cinco Días	1,30	1,71	(23,8%)		
Magazines	1,21	1,68	(28,2%)		
Other & Consolidation Adjustments	0,15	0,01	---		
Others	**0,03**	**0,37**	**(92,2%)**	**0,0%**	**0,3%**
Consolidation Adjustments	**(1,81)**	**(1,19)**	**(52,2%)**	**(1,7%)**	**(1,0%)**
TOTAL	**108,28**	**117,30**	**(7,7%)**	**100,0%**	**100,0%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

* In Radio advertising revenues, a reclasificaction of revenevent advertising revenues, previously included as Other Revenues, has taken place.

c_ Operating expenses

Operating expenses includes only OPEX, excluding ammortizations and provisions.

OPERATING EXPENSES	JANUARY - MARCH			% OF TOTAL	
€ Million	2014	2013	% Chg.	2014	2013
Audiovisual	**325,44**	**321,25**	**1,3%**	**55,3%**	**53,5%**
Canal+*	291,27	285,15	2,1%		
Media Capital	34,49	36,09	(4,4%)		
Other & Consolidation Adjustments	(0,32)	0,00	---		
Education - Publishing	**125,25**	**138,34**	**(9,5%)**	**21,3%**	**23,0%**
Spain & Portugal	24,46	24,03	1,8%		
Latam & USA	100,79	114,31	(11,8%)		
Radio	**59,47**	**67,05**	**(11,3%)**	**10,1%**	**11,2%**
Radio in Spain	37,49	40,24	(6,8%)		
International Radio	19,70	24,41	(19,3%)		
Music	3,52	3,96	(11,0%)		
Consolidation adjustments	(1,24)	(1,56)	20,4%		
Press	**71,77**	**64,53**	**11,2%**	**12,2%**	**10,7%**
El Pais	55,17	44,25	24,7%		
AS	11,98	12,65	(5,3%)		
Cinco Dias	3,00	3,09	(3,1%)		
Magazines	2,60	5,77	(54,9%)		
Printing**	1,54	1,97	---		
Distribution***	n.a.	n.a	n.a.		
Other & Consolidation Adjustments	(2,53)	(3,19)	20,9%		
Other Expenses	**23,25**	**23,24**	**0,0%**	**3,9%**	**3,9%**
Prisa Brand Solutions	4,53	4,68	(3,4%)		
Others****	18,73	18,56	0,9%		
Consolidation Adjustments	**(16,39)**	**(14,07)**	**(16,5%)**	**(2,8%)**	**(2,3%)**
TOTAL	**588,79**	**600,34**	**(1,9%)**	**100,0%**	**100,0%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

d_ EBITDA

EBITDA	JANUARY - MARCH			Margin		% OF TOTAL	
€ Million	2014	2013	% Chg.	2014	2013	2014	2013
Audiovisual	**6,68**	**18,62**	**(64,1%)**	**2,0%**	**5,5%**	**17,0%**	**23,7%**
Canal+*	1,31	15,46	(91,5%)	0,4%	5,1%		
Media Capital	5,37	3,16	69,8%	13,5%	8,1%		
Other & Consolidation Adjustments	(0,00)	0,00	---	0,3%	#¡DIV/0!		
Education - Publishing	**45,69**	**62,01**	**(26,3%)**	**26,7%**	**31,0%**	**116,6%**	**79,1%**
Spain&Portugal	(17,8)	(18,56)	4,3%	(265,2%)	(339,6%)		
Latam & USA	63,45	80,58	(21,3%)	38,6%	41,3%		
Radio	**2,36**	**2,45**	**(3,7%)**	**3,8%**	**3,5%**	**6,0%**	**3,1%**
Radio in Spain	(1,43)	(3,43)	58,3%	(4,0%)	(9,3%)		
International Radio	4,24	6,07	(30,1%)	17,7%	19,9%		
Music	(0,45)	(0,19)	(139,6%)	(14,6%)	(5,0%)		
Press	**(6,0)**	**2,16**	**---**	**(9,1%)**	**3,2%**	**(15,2%)**	**2,7%**
El Pais	(7,53)	0,88	---	(15,8%)	1,9%		
AS	1,27	1,57	(19,3%)	9,6%	11,0%		
Cinco Dias	(0,24)	0,02	---	(8,7%)	0,5%		
Magazines	(0,23)	(1,06)	78,0%	(9,8%)	(22,5%)		
Printing**	0,95	0,80	18,2%	38,2%	29,0%		
Distribution***	n.a.	n.a.	n.a.	n.a.	n.a		
Other & Consolidation Adjustments	(0,19)	(0,05)		7,0%	1,6%		
Others	**(9,5)**	**(8,0)**	**(18,4%)**	**(69,0%)**	**(52,7%)**	**(24,2%)**	**(10,2%)**
Prisa Brand Solutions	0,26	0,33	(19,7%)	5,5%	6,5%		
Others****	(9,8)	(8,34)	(16,9%)	(108,7%)	(81,7%)		
TOTAL	**39,17**	**78,41**	**(50,0%)**	**6,2%**	**11,6%**	**100,0%**	**100,0%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

e_ EBIT

EBIT	JANUARY - MARCH			Margin		% OF TOTAL	
€ Million	2014	2013	% Chg.	2014	2013	2014	2013
Audiovisual	**(16,1)**	**(8,0)**	**(100,6%)**	**(4,9%)**	**(2,4%)**	**153,6%**	**(35,5%)**
Canal+*	(19,2)	(8,6)	(122,8%)	(6,6%)	(2,9%)		
Media Capital	3,05	0,57	---	7,6%	1,4%		
Education - Publishing	**28,47**	**45,00**	**(36,7%)**	**16,7%**	**22,5%**	**(271,1%)**	**198,5%**
Spain&Portugal	(19,7)	(20,77)	5,3%	(293,7%)	(380,0%)		
Latam & USA	48,15	65,78	(26,8%)	29,3%	33,8%		
Radio	**(0,9)**	**(2,3)**	**59,9%**	**(1,5%)**	**(3,4%)**	**8,9%**	**(10,3%)**
Radio in Spain	(3,70)	(6,42)	42,4%	(10,2%)	(17,4%)		
International Radio	3,30	4,35	(24,1%)	13,8%	14,3%		
Music	(0,54)	(0,26)	(108,6%)	(17,4%)	(6,8%)		
Press	**(9,8)**	**(1,2)**	**---**	**(14,9%)**	**(1,8%)**	**93,1%**	**(5,4%)**
El Pais	(9,91)	(1,3)	---	(20,8%)	(2,8%)		
AS	0,88	1,28	(31,4%)	6,6%	9,0%		
Cinco Dias	(0,34)	(0,0)	---	(12,2%)	(0,6%)		
Magazines	(0,33)	(1,12)	70,2%	(14,1%)	(23,8%)		
Printing**	0,16	(0,0)	---	6,4%	(1,1%)		
Distribution***	n.a.	n.a	n.a.	n.a.	n.a.		
Other & Consolidation Adjustments	(0,23)	(0,06)		8,5%	1,7%		
Others	**(12,0)**	**(11,5)**	**(4,3%)**	**(87,5%)**	**(75,8%)**	**114,6%**	**(50,9%)**
Prisa Brand Solutions	0,00	0,24	(100,0%)	0,0%	4,8%		
Others****	(12,0)	(11,79)	(2,2%)	(134,2%)	(115,4%)		
TOTAL	**(10,51)**	**22,67**	**(146,3%)**	**(1,7%)**	**3,3%**	**100,0%**	**100,0%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

3_ ACCUMULATED FINANCIAL DATA BY CONCEPT

a_ Operating revenues

€ Million	JANUARY - MARCH			% OF TOTAL	
	2014	2013	Chg.%	2014	2013
Total operating revenues	627,96	678,75	(7,48)	100,0%	100,0%
Advertising	108,28	117,30	(7,69)	17,2%	17,3%
Books and training	167,50	197,01	(15,0)	26,7%	29,0%
Newspapers and magazine sales	27,58	32,50	(15,1)	4,4%	4,8%
Subscriber revenues	217,45	225,72	(3,7)	34,6%	33,3%
Subscriber revenues from other platforms	57,75	59,63	(3,1)	9,2%	8,8%
Audiovisual production revenues	5,97	5,46	9,38	1,0%	0,8%
Other revenues	43,43	41,13	5,6	6,9%	6,1%
One-offs in operating revenues	(2,94)	0,60			
Advertising sponsorship adjustment	1,05	0,60			
Radio Mexico & Costa Rica adjustment	(3,99)	0,00			
Total adjusted operating revenues	630,90	678,15	(6,97)		

b_ Operating expenses

€ Million	JANUARY - MARCH		
	2014	2013	Chg.%
Total operating expenses	588,79	600,34	(1,92)
Purchases	279,06	281,90	(1,01)
Outside services	179,34	183,78	(2,4)
Staff costs	130,36	134,65	(3,2)
Other operating expenses	0,03	0,01	-
One-offs in operating expenses	16,43	5,07	
Redundancies	11,94	4,47	
Advertising sponsorship adjustment	1,05	0,60	
Radio Mexico & Costa Rica adjustment	(2,57)		
Non recurrent retirement complement	6,00		
Total adjusted operating expenses	572,36	595,27	(3,85)
Purchases	279,08	281,90	(1,00)
Outside services	173,94	183,18	(5,0)
Staff costs	119,31	130,18	(8,3)
Other operating expenses	0,03	0,01	-

Opex by geographical origin (adjusted by extraordinaries and the football impact):

€ Million	JANUARY - MARCH		
	2014	2013	Chg.%
Purchases	100,51	115,85	(13,2)
Spain	57,57	62,88	(8,4)
International	42,94	52,97	(18,9)
Outside services	173,94	183,18	(5,0)
Spain	105,00	110,31	(4,8)
International	68,95	72,87	(5,4)
Staff costs	119,31	130,18	(8,3)
Spain	73,25	80,93	(9,5)
International	46,06	49,26	(6,5)
Other operating expenses	0,03	0,01	-
Total adjusted operating expenses	393,79	429,22	(8,3)
Spain	235,85	254,12	(7,2)
International	157,95	175,10	(9,8)

Excluding redundancies and the impact of football rights

4_ OTHER RELEVANT EVENTS

1. During the first quarter of 2014, as a result of the partial implementation of the monetary capital increase, PRISA increased its capital with 99 shares of class A common stock, corresponding to the Windows 37 to 39 PRISA warrant exercise periods (exercise of 99 warrants at a price of 2 euros per share).

   Additionally during first quarter of 2014 conversion rights were exercised to convert a total of 0 class B shares into an equal number of Class A shares.

2. E On February 21st 2014, PRISA granted a public deed formalizing that capital increase corresponding to the 2013 Warrants exercised by certain Institutional Investors during January. The total number of Warrants that have been exercised is 176,839,103, which have given place to the subscription of 176,839,103 new Class A common shares
   PRISA share capital upon this capital increase amounts to € 122,949,967.40 represented by:
   (a) 917,498,618 Class A common shares, of € 0.10 par value each
   (b) 312,001,056 Class B convertible and non-voting shares, of € 0.10 par value each

3. On February 25th 2014, and following the issue of new shares announced on February 21st, the stake of the controlling shareholder group of PRISA in the share capital of the Company has been reduced below 30%.

   As a result of this, the right awarded by the shareholders agreement of Distribuidora de Televisión Digital, S.A. ("DTS", the company holding PRISA´s pay TV business) to Telefónica and Mediaset España to acquire the stake held by PRISA in DTS will be exercisable for a period of fifteen calendar days following the 25th of February (when the Company has notified this fact to the Board of Directors of DTS and to the aforementioned entities)

5_ GROUP STRUCTURE

The PRISA Group's business activities are organized into the following groupings: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
• Prisa TV	• Education	• Radio Spain	• El País
• Media Capital [2]	• Trade publishing	• Radio International	• As
		• Gran Vía Musical	• Cinco Días
			• Magazines [3,4]
			• Dédalo [1]

Since 2013, the Distribution business is classified as Discontinued Operations in the Press divisions, whilst in 2012 it was included in the Press Division through Global Consolidation. In September 2013, the Distribution division was sold.

(1): Additionally, the Printing division, **Dédalo**, since April 1st 2012 was integrated through Global consolidation at Group Level (compared to equity consolidation before April 2012). Since the beginning of 2013 it is integrated in the Press Division

(2): **Media Capital** is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

(3): **Magazines**: since June 1st 2013, Magazines in Portugal are no longer consolidated in the Group.

(4): **Meristation**: Since May 1st 2013, Meristation consolidates at Press unit (Magazines). To this date, consolidates in Digital.

6_ PRO FORMA RECONCILIATION BETWEEN EBITDA AND EBIT FOR 1Q OF 2013 & 2014

EBITDA as presented here in is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Million euros)	JANUARY-MARCH	
GRUPO PRISA	**2014**	**2013**
Adjusted EBITDA	**39,17**	**78,41**
Depreciation and amortization charge	(41,77)	(48,36)
Variation in operating allowances	(7,33)	(6,68)
Impairment losses of assets	(0,58)	(0,69)
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(10,51)**	**22,68**
1. EDUCATION	**2014**	**2013**
Adjusted EBITDA	**45,69**	**62,01**
Depreciation and amortization charge	(14,77)	(15,94)
Variation in operating allowances	(1,88)	(0,96)
Impairment losses of assets	(0,56)	(0,11)
Impairment losses of goodwill	0,00	0,00
Profit from operations	**28,47**	**45,00**
2. RADIO	**2014**	**2013**
Adjusted EBITDA	**2,36**	**2,45**
Depreciation and amortization charge	(2,58)	(3,19)
Variation in operating allowances	(0,71)	(1,59)
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(0,94)**	**(2,33)**
Radio in Spain	**2014**	**2013**
Adjusted EBITDA	**(1,43)**	**(3,43)**
Depreciation and amortization charge	(1,77)	(1,94)
Variation in operating allowances	(0,49)	(1,05)
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(3,70)**	**(6,42)**
International Radio	**2014**	**2013**
Adjusted EBITDA	**4,24**	**6,07**
Depreciation and amortization charge	(0,70)	(1,18)
Variation in operating allowances	(0,24)	(0,54)
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**3,30**	**4,35**
Other	**2014**	**2013**
Adjusted EBITDA	(0,45)	(0,19)
Depreciation and amortization charge	(0,11)	(0,07)
Variation in operating allowances	0,02	0,00
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(0,54)**	**(0,26)**

(Million euros)	JANUARY-MARCH	
3. PRESS	**2014**	**2013**
Adjusted EBITDA	**(5,97)**	**2,16**
Depreciation and amortization charge	(2,52)	(2,56)
Variation in operating allowances	(1,27)	(0,81)
Impairment losses of assets	(0,02)	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(9,78)**	**(1,21)**
El País	**2014**	**2013**
Adjusted EBITDA	**(7,53)**	**0,88**
Depreciation and amortization charge	(1,53)	(1,55)
Variation in operating allowances	(0,86)	(0,60)
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(9,91)**	**(1,27)**
As	**2014**	**2013**
Adjusted EBITDA	**1,27**	**1,57**
Depreciation and amortization charge	(0,11)	(0,09)
Variation in operating allowances	(0,28)	(0,19)
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	**0,00**
Profit from operations	**0,88**	**1,28**
Cinco Días	**2014**	**2013**
Adjusted EBITDA	**(0,24)**	0,02
Depreciation and amortization charge	(0,03)	(0,03)
Variation in operating allowances	(0,05)	(0,01)
Impairment losses of assets	(0,02)	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(0,34)**	**(0,02)**
Distribution(*)	**2014**	**2013**
Adjusted EBITDA	**0,00**	**0,07**
Depreciation and amortization charge	0,00	(0,10)
Variation in operating allowances	0,00	(0,02)
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**0,00**	**(0,05)**
Other	**2014**	**2013**
Adjusted EBITDA	**0,53**	**(0,38)**
Depreciation and amortization charge	(0,84)	(0,79)
Variation in operating allowances	(0,09)	0,01
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(0,41)**	**(1,15)**

(Million euros)	JANUARY-MARCH	
4. CANAL+	**2014**	**2013**
Adjusted EBITDA	**1,31**	**15,46**
Depreciation and amortization charge	(17,14)	(20,87)
Variation in operating allowances	(3,36)	(3,25)
Impairment losses of assets	0,00	0,05
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(19,19)**	**(8,61)**
5. MEDIA CAPITAL	**2014**	**2013**
Adjusted EBITDA	**5,37**	**3,16**
Depreciation and amortization charge	(2,22)	(2,56)
Variation in operating allowances	(0,10)	(0,04)
Impairment losses of assets	0,00	0,00
Impairment losses of goodwill	0,00	0,00
Profit from operations	**3,05**	**0,57**
6. OTHER	**2014**	**2013**
Adjusted EBITDA	**(9,58)**	**(6,83)**
Depreciation and amortization charge	(2,54)	(3,25)
Variation in operating allowances	(0,01)	(0,02)
Impairment losses of assets	0,00	(0,64)
Impairment losses of goodwill	0,00	0,00
Profit from operations	**(12,13)**	**(10,74)**

(*) Distribution is sold in September 2013